SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	February 28, 2011
Frankfurt – FMV

2010 Audited Financial Results show Record Earnings & Cash Flows
A Breakout Year for First Majestic

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the audited consolidated financial results for the Company for the year ending and fourth quarter ending December 31, 2010. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

2010 HIGHLIGHTS

  Cash Flow per share (non-GAAP) of $0.62 per share representing a 676% increase from 2009
  Earnings per share (basic) amounted to $0.39 representing a 410% over 2009
  Total Cash Cost were US$7.94 per ounce, down 6% compared to 2009
  Gross Revenue of $132.2 million showing an 85% increase from 2009
  Net Revenue of $120.8 million showing a 103% increase from 2009
  Mine Operating Earnings of $61.2 million showing an increase of 231% from 2009
  Net Income after Taxes amounted to $36.1 million, a 472% increase from 2009
  Silver only production increases by 72% to 6.53 million ounces compared to 3.8 million ounces silver in 2009
  2011 guidance of 7.5 million ounces of silver or 8.0 million ounces of silver equivalent production
  Fully un-hedged to silver prices

2010 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

HIGHLIGHTS	Fourth Quarter 2010	Change from Fourth Quarter 2009	Full Year 2010	Change from Full Year 2009
Gross Revenue	$42.4 million	Up 98%	$132.2 million	Up 85%
Net Revenue	$40.1 million	Up 118%	$120.8 million	Up 103%
Mine Operating Earnings	$23.9 million	Up 195%	$61.2 million	Up 231%
Net Income after Taxes	$13.9 million	Up 459%	$36.1 million	Up 472%
Cash Flow Per Share (a non-GAAP measure)	$0.23 per share	Up 292%	$0.62 per share	Up 676%
Earnings Per Share - basic	$0.15 per share	Up 392%	$0.39 per share	Up 410%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,757,332 ounces Ag	Up 59%	6,529,325 ounces Ag	Up 72%
Silver Equivalent Production	1,827,987 eq. oz.	Up 46%	7,024,056 eq. oz.	Up 62%
Silver Equivalent Ounces Sold	1,690,741 eq. oz.	Up 48%	6,482,637 eq. oz.	Up 53%
Total Cash Costs per Ounce	US$8.16	Down 5%	US$7.94	Down 6%
Direct Cash Costs per Ounce	US$6.50	Up 14%	US$5.85	Up 4%
Average Revenue per Ounce Sold	US$24.74	Up 40%	US$19.79	Up 34%
Cash and Cash Equivalents (as at December 31)	$40.9 million	Up 595%	$40.9 million	Up 595%

  Generated Gross Revenue of $132.2 million for the year ended 2010 compared to $71.5 million in 2009, an increase of $60.6 million or 85%.

  Generated Gross Revenue of $42.4 million for the fourth quarter of 2010 compared to $21.4 million in the fourth quarter of 2009, an increase of $20.9 million or 98%.

  Generated Net Revenue (excluding smelting & refining changes) of $120.8 million for 2010, an increase of 103% compared to $59.5 million for 2009. Smelting and refining charges and metal deductions decreased to 9% of gross revenue in 2010 compared to 17% of gross revenue in 2009. Average smelting charges for doré in 2010 were US$0.43 per equivalent silver ounce whereas for concentrates they were US$3.58 per equivalent silver ounce.

  Generated Net Revenue (excluding smelting & refining changes) of $40.1 million for the fourth quarter of 2010 compared to $18.4 million for the fourth quarter of 2009, an increase of $21.7 million or 118%.

  Recognized Mine Operating Earnings of $61.2 million for 2010 compared to $18.5 million for 2009, an increase of 231%. The increase was attributed to an increase in sales volume from 4.2 million ounces of silver equivalent in 2009 to 7.0 million ounces of silver equivalent in 2010, combined with an increase in sales revenue per ounce from $16.89 (US$14.79) in 2009 to $20.39 (US$19.79) in 2010.

  Recognized Mine Operating Earnings of $23.9 million for the fourth quarter of 2010 compared to $8.1 million for the fourth quarter of 2009, an increase of $15.8 million or 195%.

  Earned cash flows from operations of $58.4 million or $0.62 per share (a non-GAAP measure) for 2010 compared to $6.7 million or $0.08 per share for 2009, an increase of 771%.

  The Company generated net income of $36.1 million for 2010 compared to net income of $6.3 million, for 2009.

  The Company generated basic earnings per common share (“EPS”) after current tax provision (a non-GAAP measure) of $0.50 for 2010. EPS for 2010 after current and future taxes was $0.39, compared to EPS of $0.08 for 2009.

  As the new La Encantada plant was not in commercial production until April 1, 2010, under Canadian GAAP, revenues and production costs are offset against the carrying value of the assets rather than being recorded as income up to the date the plant achieves commercial production. If the revenues and expenses of the new plant were recorded as income rather than capital, then earnings would have been adjusted upwards in 2010 for the $2.3 million of capitalized net profits resulting in $0.42 per share basic EPS, or $0.53 excluding the future income tax provision (non-GAAP measures).

  Net income after taxes was $13.9 million for the fourth quarter of 2010 compared to $2.5 million for the fourth quarter of 2009, an increase of $11.4 million or 459%.

  Increased production from 4,337,103 silver equivalent ounces in 2009 to 7,024,056 silver equivalent ounces in 2010, an increase of 62%.

  Increased production from 1,249,568 silver equivalent ounces in the fourth quarter of 2009 to 1,827,987 silver equivalent ounces in the fourth quarter of 2010, an increase of 46%.

  Direct Cash Costs per ounce of silver (a non-GAAP measure) for 2010 increased to US$5.85 per ounce of silver, compared to US$5.61 per ounce of silver for 2009 due to an appreciation of the Mexican Peso relative to the US dollar and inflationary pressures.

  Direct Cash Costs per ounce of silver for the fourth quarter of 2010 increased to US$6.50 per ounce of silver, compared to US$5.69 per ounce of silver for the fourth quarter of 2009 due to a 6% appreciation in the value of the Mexican Peso relative to the US dollar and other increased costs due to inflationary pressures.

  Total Cash Costs per ounce (a non-GAAP measure) was reduced by 6% to US$7.94 in 2010 from US$8.49 in 2009 due to a reduction in smelting and refining costs associated with higher doré production at the La Encantada mine.

  Total Cash Costs per ounce for the fourth quarter of 2010 was reduced by 5% to US$8.16 compared to US$8.61 in the fourth quarter of 2009.

  Cash and cash equivalents compared to 2009 increased by $35.1 million to $40.9 million and improved working capital by $43.3 million to $48.1 million.

  Repaid all of the Company’s debt facilities with cash flows from mining operations to reduce interest expense.

  The new cyanidation process plant at the La Encantada Silver Mine achieved commercial production effective April 1, 2010 and reached full production capacity of 3,750 tonnes per day (“tpd”) by the end of the year. With the expansion of the La Encantada, production at the mine increased from 1.44 million ounces of silver equivalent in 2009 to 4.0 million ounces of silver equivalent in 2010.

2011 PRODUCTION OUTLOOK

The Company would like to provide the following forward-looking estimates regarding its production outlook for 2011. Production in 2011 is expected to increase by 13% from 2010 levels as the 3,750 tpd La Encantada mill experiences a full year of commercial production and the expansion currently underway at La Parrilla is anticipated to begin to ramp up in the third quarter from 850 tpd to 1,600 tpd by year end.

Estimated production on a mine-by-mine basis for 2011, and associated anticipated operating costs are included in the following table. These figures are based on existing installed capacity at the Company's operations in the La Encantada and the San Martin mines, and increasing capacities at the La Parrilla mine for the second half of 2011. Pricing assumptions for equivalent silver production from gold, lead and zinc are provided below the table.

ANTICIPATED OPERATING PARAMETERS	La Encantada	La Parrilla	San Martin	2011 Outlook
Total Tonnes Processed	1,144,125	346,032	252,450	1,742,607
Ag ounces from production	4,414,133	1,947,047	1,153,887	7,515,067
Ag Equivalent Ounces (Au, Pb, Zn)	-	332,200	81,533	413,733
Total Equivalent Ounces Production*	4,414,133	2,279,247	1,235,420	7,928,800
Ag Grade (g/t) Flotation	-	246	-	246
Ag Recovery % Flotation	-	80%	-	80%
Ag Grade (g/t) Cyanidation	200	193	178	196
Ag Recovery % Cyanidation	60%	70%	80%	64%
Lead Concentrate (tonnes)	-	7,815	-	7,815
Zinc Concentrate (tonnes)	-	1,922	-	1,922
Total Cash Costs	$ 6.64	$ 7.44	$ 8.47	$ 7.09
Direct Mining Cost per Silver Ounce	$ 6.09	$ 7.05	$ 8.63	$ 6.73
Direct Mining Cost per Equivalent Silver Ounce	$ 6.09	$ 6.02	$ 8.06	$ 6.38
Direct Mining Cost per tonne	$ 23.51	$ 39.66	$ 39.46	$ 29.03

*Assumptions:
Operating Days	339	331	330
Price of Silver $22.00/oz., Gold $1,300/oz., Lead $1.00/Lb., Zinc $1.00/Lb.

IN SUMMARY

First Majestic has experienced a breakout year in 2010 due to the overlapping effect of a 72% increase in silver production and a 34% increase in average silver prices compared to 2009. Further silver price increases and an anticipated production increase in 2011 bode well for continued earnings growth and robust cash flows for fiscal 2011.

“This past year has clearly been a watershed year for First Majestic, and we’re continuing to push aggressively forward in expanding our silver production into 2011 and beyond. I would like to extend my personal thanks and appreciation to all of our employees, managers, and our board of directors for everyone’s support in working together in achieving such a fantastic year. We are proud of our growth and our ability to continue growing each and every year since founding this company. We will continue to focus on an aggressive growth strategy combined with minimizing costs as we move First Majestic toward becoming a senior silver producer” commented Keith Neumeyer, President and CEO of First Majestic.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.